Contact

www.linkedin.com/in/celona (LinkedIn)
www.marketwatch.com/press-release/cluster-is-the-new-centralized-hub-to-create-discover-and-join-social-impact-causes-2020-12-01 (Other)
thriveglobal.com/stories/cr-celona-of-cluster-collaborate-and-conquer-dont-be-a-lone-wolf/ (Personal)
WeAreCluster.com (Company)

Top Skills

Digital Marketing

Digital Media

Marketing Strategy

Certifications

Krav Maga Practitioner

Honors-Awards

FInalist + Winner

Finalist - The Purge

Cannes Lions Short List - Mobile

Top 100 fastest growing companies in the U.S. - Deloitte

Publications

Masters of Blockchain, Digital Assets & the New Capital Markets: The rise of cryptocurrencies, token economies and what that means for startups, corporations and investors

C.R. Celona

Media • Innovation • Philanthropy
Los Angeles

Summary

A Social Impact Leader with 20+ years of Digital Media Management experience with National Senior Agency + Client Relationships. Influencer Marketing Founder, specialized in: Ad Sales, Lean Thinking, Business Development, Social Media, FTC/GDPR/COPPA Compliance, SaaS Product Development, Scalable Growth and Emerging Technologies.

Innovative experience in branded entertainment and start-up environments, married to his soulmate, girl dad for life...

- Qui Transtulit Sustinet -

Winner Pepsi Fast Pitch - 2016

Experience

Cluster
5 years 11 months

Founder & CEO
July 2015 - Present (5 years 11 months)

Cluster is a first to market platform for good, centered around content, activations and brand partnerships that deliver a positive impact. As an on-demand social impact platform Cluster empowers Millennials and Gen Z to create, share and scale the causes that matter most to them.

Podcast Co-Host
January 2021 - Present (5 months)
Los Angeles, California, United States

Cluster for Change is a podcast that provides inspiration and practical advice for initiating your own social impact movements. ...We're on a mission to revolutionize, encourage, and simplify volunteering and social impact.

DeepBench
Social Impact & Influencer Cause Marketing Expert

January 2021 - Present (5 months)

Good Fear Content
Advisor
November 2019 - Present (1 year 7 months)
Greater Los Angeles Area

Good Fear Content produces clutter-busting content and nurtures and establishes new voices aspiring to be generation-defining talent.

Signal Hill Venture Capital
General Partner
April 2020 - Present (1 year 2 months)
West Hollywood, California, United States

We back bold entrepreneurs building the future through technology across consumer, enterprise, and media spaces.

Our aim is to connect entrepreneurs, investors and executives with key industry experts to accelerate growth. We have a network of experts including executive talent; top media and marketing resources as well as other technology decision makers, influencers, and key opinion leaders

SIGNAL HILL is deliberate in our partners, opportunities and flexible approach to venture investing.

Popular Pays
3 years 1 month

Linkedin Influencer
April 2020 - Present (1 year 2 months)

Helping brands, agencies and publishers to navigate the social impact + cause marketing landscape

Advisor & LinkedIn Influencer
May 2018 - April 2020 (2 years)
Greater Chicago Area

Popular Pays is a platform connecting content Creators with Brands who want content to tell their stories. We're tech-forward, with an in-house built iOS and web app (for creators) and dashboard (for brands) that delivers direct communication & powerful statistics to help you run a multi platform campaign. To find out what we're about, visit our website: www.popularpays.com.

Play HOFr
Advisor - Business Development & Innovation
April 2018 - March 2020 (2 years)
Greater Los Angeles Area

HOFr's innovative companion-viewing platform delivers a deep interactive experience that unlocks new monetization and fan-engagement opportunities across a multitude of real-world events & content
types

7BC Venture Capital
Venture Partner
March 2017 - March 2020 (3 years 1 month)
Greater Los Angeles Area

We are a venture capital fund exclusively focused on investing in and supporting Artificial Intelligence (AI), FinTech, and Blockchain technologies and networks. Our mission is to leverage the power of capital, our network and technology to solve the most pressing problems of the world.

GLG
Emerging/Social Media Council Member
August 2010 - January 2020 (9 years 6 months)
Greater New York City Area

GLG (Gerson Lehrman Group, Inc.) is the world's leading platform for professional learning. Business leaders, investors, consultants, social entrepreneurs, and other top professionals rely on GLG to learn in short- and long-term engagements from a membership of more than 600,000 experts. Clients partner with GLG to address their most complex strategic challenges, make better business decisions, and advance their careers through conversations, mentorships, small group convenings, surveys, and other interactions—all within a rigorous compliance framework. Global, technology-driven, and nimble, GLG's 1,500 employees work in 22 offices in 12 countries.

Speakr
SVP/Partner - Founding Member
January 2012 - April 2018 (6 years 4 months)
Hollywood, CA

Acquired by Nations Interbanc

Speakr is the first SaaS platform enabling large brands, agencies, and influencer companies to create their own Influencer Business. Our technology powers many of the worlds largest agencies, publishers, and brands influencer businesses across multiple platforms.

Read more about us in Adweek, Digiday, Entrepreneur Magazine, Inc, Tech Cocktail, Fast Company, and Yahoo! Finance.

Spreading the word and creating content on social media for Fortune 500 brands since 2010

Speakr Ranked 79th Fastest Growing Company in North America on Deloitte's 2016 Technology Fast 500™

Little Luis
Co-Founder, Writer and Producer
August 2005 - August 2012 (7 years 1 month)
West Hollywood, California, United States

Little Luis, set in NY, is an animated series about an six year old Latino troublemaker and his adopted white family the Millers. Luis has just started first grade, with his crew and best friend, a special needs cat named Garcia and they are about to experience the world for the first time.

Crisp Mobile
Director
June 2011 - March 2012 (10 months)
Acquired by Quotient Technology

Crisp is the mobile shopper activation company. Crisp gives Retail and CPG brands the unrivaled ability to target, message, and activate mobile shoppers – with proven results.

We're powered by MoCA: a revolutionary platform that pinpoints the right mobile shoppers in the right place and time; delivers data-informed experiences that activate them to store visits and sales; and that accurately measures success.

We're specialists. Crisp has focused exclusively on mobile innovation since 2000, and gears its entire practice toward Retail and CPG mobile activation.

Our deep vertical knowledge and expertise gives us the proven ability to activate shoppers on the device they use most: their mobile phone.

Walmart eCommerce
Senior Director of Sales
February 2010 - July 2011 (1 year 6 months)

Acquired by WPP

Exclusive GTM team for Walmart and directly helped win the eBay business. Triad is a global media, creative and technology partner that specializes in growing brands in all retail environments. From consulting and creative content, to media buying and analytics, Triad helps brands uncover insights into their customers' shopping behaviors.

Vimeo
Director of Sales
April 2007 - February 2010 (2 years 11 months)

Managing the Sales and Biz Dev for VIMEO and MINDSPARK:Virtual worlds, Casual gaming, social networks and HD video on VIMEO

Vimeo is the home for high-quality videos and the people who love them. :)

NBC-Universal
Digital Media Sales
January 2005 - April 2007 (2 years 4 months)

Manage digital marketing partnerships and interactive advertising sales for Los Angeles office of NBC Universal, managing So-Cal.

Dow Jones Newswires
Digital Account Executive
August 2002 - August 2004 (2 years 1 month)

WHI Solutions Inc.,
Marketing Manager/Product Manager
November 1999 - July 2002 (2 years 9 months)

Acquired by eBay

WHI was founded as Wrenchead.com in March of 1999, and over the next several years grew from a B2C ecommerce channel to licensing technology to wholesale distributors selling online, with WHI providing full ebusiness solutions. The early 2000s brought about the addition of a robust electronic parts catalog as well as an integrated web based store management product, creating a complete suite of integrated solutions that helped companies cost effectively move their business onto the web, increase sales, improve customer service and reduce cost.

As a result, WHI has grown into the #1 provider of web based ebusiness applications for the transportation industry.

Education

Harvard Business School
Managing Sales Teams and Distribution Channels

Cornell University
Executive Program, Marketing and Management Communication

Western Connecticut State University
Social Science, Business Law, Political Science